UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 3							OMB APPROVAL
		INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES					OMB Number: 3235-0104 Expires: : January 31, 2005 Estimated average burden hours per response 0.5
(Print or Type Responses)		Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person*			2. Date of Event Re- 4. Issuer Name and Ticker or Trading Symbol
			quiring Statement	Raymond James Financial (RJF)
Tremaine	Thomas	R.	(Month/Day/Year)	5. Relationship of Reporting Person(s) to Issuer		6. If Amendment, Date of
(Last)	(First)	(Middle)	February 14, 2003	Director	______ 10% Owner	Orginial (Month/Day/Year)
				Officer (give	__X___ Other (specify
			3. IRS or Social Security	title below) below)		7. Individual orJoint/Group Filing (Check Applicable Line)
880 Carillon Parkway			Number of Reporting	Executive Vice President RJA		X Form filed by One Reporting Person
	(Street)		Person, if an entity			Form filed by More than One Reporting Person
(Voluntary)
St. Petersburg	FL	33716
(City)	(State)	(ZIP)	Table I  ~~-~~  Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security			2. Amount of Securities	3. Ownership Form: Direct (D) or Indirect (I)		4. Nature of Indirect Benefcial Ownership
(Instr. 4)			Beneficially Owned	(Instr. 5)		(Instr. 5)
(Instr. 4)

Raymond James Financial, Inc. (RJF)
RJF Common Stock			11,820	D
RJF Common Stock			2,437	I		ESOP

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.							(Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).							SEC 1473 (7-96)

FORM 4 (continued)	Table II ~~--~~ Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security	2. Date Exer-		3. Title and Amount of		4. Conver-	5 .Owner-	6.Nature of Indirect
(Instr. 4)	cisable and		Underlying Derivative Security		sion or	ship	Beneficial Ownership
	Expiration		(Instr. 4)		Exercise	Form of	(Instr. 5)
	Date				Price of	Deriv-
	(Month/Day/				Deri-	ative
	Year)				vative	Securities:
					Security	Direct
(D) or
Indirect
(I)
Instr. 5)
	Date	Expira-		Amount or
	Exer-	tion	Title	Number of
	cisible	Date		Shares

Employee Stock Option (Right to buy)	Current	11/18/2005	Common Stock	2,100	20.6250
Employee Stock Option (Right to buy)	11/18/03 - 11/18/04	11/18/2005	Common Stock	1,400	20.6250
Employee Stock Option (Right to buy)	11/28/2004 - 11/28/06	1/28/2007	Common Stock	6,000	32.0000
Employee Stock Option (Right to buy)	12/10/2005	2/10/2008	Common Stock	1,988	31.5500
Employee Stock Option (Right to buy)	12/10/05 - 12/10/07	12/10/2008	Common Stock	3,012	31.5500	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses:

* If the form is filed by more than one reporting person, see Instruction 5(b)(v)
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations,			/s/ THOMAS R. TREMAINE			2/21/2003
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).			**Signature of Reporting Person			Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient.
see Instructions 6 for procedure.

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Last update: 09/03/2002